EXHIBIT 99.1

North American Construction Group Ltd. Announces $300M Credit Facility

ACHESON, Alberta, Nov. 23, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today an upsized $300 million Amended and Restated Credit Agreement (the “Credit Facility”) with its banking syndicate led by National Bank Financial.  The upsized Credit Facility was executed concurrent with today’s closing of the asset purchase agreement with Aecon Group Inc. (“Aecon”).

Jason Veenstra, Chief Financial Officer stated, “The acquisition of the heavy equipment fleet of Aecon is an exciting milestone event for NACG and we were pleased to work with our supportive syndicate members to finance this important opportunity.  The Credit Facility is consistent with existing terms, maintains attractive rates and provides sufficient flexibility to allow for the $199 million asset transaction to close immediately.”

The Credit Facility more than doubles NACG’s borrowing capacity to $300 million with an ability to increase the maximum borrowings by an additional $50 million, subject to certain customary conditions. It is also important to note that in addition to the upgraded credit facility borrowing capacity, the equipment financing limit has been increased to $150 million up from $100 million allowing for additional borrowing flexibility.  The term of the Credit Facility is committed for three years and matures on November 23, 2021, with an option to extend on an annual basis.

The Credit Facility is comprised solely of a revolver with no scheduled repayments and is not governed by a borrowing base that limits available borrowings. Financial covenants are consistent with the previous agreement and are tested quarterly on a trailing four quarter basis.  The Credit Facility covenants are in full compliance at time of closing and have been established in consideration of the asset purchase agreement with Aecon.

In addition to the new Credit Facility, the Company recently entered into a 25-year $19.9 million mortgage with Business Development Bank of Canada (“BDC”), which will be drawn upon to cover costs already incurred in relation to the Company’s recent acquisition of land and construction of its maintenance facility and head office complex in Acheson, Alberta.  The mortgage, which expires in November 2043, bears interest for the first five years at a fixed rate of 4.85% and is secured by a first security interest in the maintenance and office complex.  The BDC mortgage and security are structured as permitted exclusions from the security interests of the syndicate Lenders and the Senior Debt as defined in the Credit Facility.

The Company believes that this facility increase to $300 million and the additional equipment financing limit provides the borrowing capacity required of a heavy equipment operator and supports its strategic priorities while providing the ability to expand its liquidity in line with its growth objectives.

Forward-Looking Information

The information provided in this release contains forward-looking statements.  Forward-looking statements include statements preceded by, followed by or that include the words  Forward looking statements include the statements that the Company believes the Credit Facility covenants provide the flexibility to meet both its current and ongoing needs and that the increased facility amount and equipment financing capacity of the Credit Facility will provide the capacity the Company requires and will support its strategic priorities while providing the ability to expand its liquidity in line with its growth objectives,

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2018. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control.  Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is a premier provider of heavy construction and mining services in Canada. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Construction Group Ltd.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca

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